PRESS RELEASE

Banro Announces Financing Plan and Certain Senior Management Changes

- Banro closes a US$35.5 million liquidity backstop facility

- Banro signs a non-binding Memorandum of Understanding for gold sale/streaming transactions for aggregate proceeds of US$121 million

- Banro announces certain changes to senior management team

Toronto, Canada – August 18, 2014 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") announces that it has developed a comprehensive financing plan to stabilize the financial condition of the Company and secure the funds required to achieve full production capacity at its Namoya mine. The financing plan includes the closing of a US$35.5 million liquidity backstop facility today with investment funds managed by Gramercy Funds Management LLC, and the signing of a memorandum of understanding with a private gold group for a US$41 million gold forward sale and a US$80 million gold streaming transaction, both of which are targeted to close in October 2014. The Company developed this program after reviewing financing alternatives with its financial advisors, CIBC World Markets Inc. and Mining Research Group Inc. The Company also announces that Kevin Jennings will be joining Banro as Senior Vice President and Chief Financial Officer effective September 1, 2014 at which date Donat Madilo, the Company's current Chief Financial Officer, will be appointed by Banro to the new role of Senior Vice President, Commercial and DRC Affairs.

“We are pleased to announce this comprehensive financing plan, which has been initiated to address the financial issues that have arisen from the delay in reaching full production at Namoya, Banro’s second gold mine in the DRC,” commented Banro board chairman Richard Brissenden. “With these financing transactions, Banro will be able to operate from a stable financial position to realize value for its stakeholders. We are also excited to announce that we are supplementing our management team with the addition of Kevin Jennings, whose extensive gold industry experience includes CFO of African Barrick Gold. This will permit Donat Madilo to focus on the important work within the DRC to further strengthen our commercial and governmental relationships. These financing transactions, together with the announced management changes, are part of a comprehensive plan to position Banro to deliver value to all stakeholders as it completes its transition from an exploration and development company to an operating company.”

The Liquidity Backstop Facility

Banro closed today a liquidity backstop facility to provide for the private placement of securities comprising senior secured notes (“Notes”) and warrants (“Warrants) for gross aggregate proceeds of up to US$35.5 million (the “Financing”), of which US$27.7 million in gross proceeds is being funded today. The facility is provided by investment funds managed by Gramercy Funds Management LLC. The net proceeds of this Financing will be used for the repayment of certain bank loans in the Democratic Republic of the Congo (“DRC”) totaling US$12.8 million, to pay the upcoming interest payment due on the Company’s currently outstanding notes (issued March 2012), for funding the short-term capital program to acquire an agglomeration plant at Namoya as outlined in the Company's July 9, 2014 press release, to reduce accounts payable, and for general working capital purposes.

Notes issued under the facility will mature on July 31, 2016, but may be prepaid at any time in whole or in part without penalty. The Notes will benefit from support under Banro’s Collateral Trust Agreement and will constitute “Priority Lien” or “Parity Lien” Notes depending upon available capacity. Interest will be payable monthly, and the initial interest rate for Priority Lien Notes will be 10% per annum and for Parity Lien Notes will be 15% per annum. Such interest rates, after December 31, 2014, will increase in periodic increments over the life of the Notes. Any interest payable on or before July 31, 2015 may be capitalized to provide greater financial flexibility.

The Warrants have a three-year term and entitle the holders to purchase a total of 13.3 million common shares of the Company at an exercise price of Cdn$0.269 per share. The Warrants will be exercisable for cash, or by a cashless exercise, at the option of the holder.

Copies of the main transaction documents for the Financing will be filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Gold Stream Arrangements Memorandum of Understanding (“MOU”)

In addition, Banro has signed a non-binding MOU with a private gold group (the “Buyer”) for two gold sale transactions, one for US$41 million relating to the Twangiza mine and the second for US$80 million relating to the Namoya mine.

The Twangiza transaction contemplates the prepayment by the Buyer of US$41 million for its purchase of 40,000 ounces of gold from the Twangiza mine, with the gold deliverable over four years, at 10,000 ounces per year.

The Namoya transaction contemplates a gold stream transaction involving the payment by the Buyer of a deposit in the amount of US$80 million (the “Deposit”) and the delivery to the Buyer over time of 10% of the life-of-mine (LOM) gold production from the Namoya mine (or any other projects located within 20 kilometres from the current Namoya gold mine if the gold is processed at the current Namoya processing facility). The amount of gold under the Namoya transaction is subject to a maximum of 12,000 ounces per year. The ongoing payments to Namoya upon delivery of the gold are US$300 per ounce increasing to US$350 per ounce after delivery of the first 200,000 ounces.

Under both the Twangiza and the Namoya arrangements, it is contemplated that the Buyer will have an option to purchase an additional 10% of the gold produced at spot prices. The Namoya gold streaming arrangement may be terminated at any time upon payment to the Buyer of a one-time termination amount that would result in the Buyer receiving an amount equal to an IRR of 15% on the Deposit.

The contemplated use of proceeds from the Twangiza and the Namoya arrangements with the Buyer would include:

  Repayment of the Notes issued under the liquidity backstop facility;
  Ensuring accounts payable are reduced and brought current; and
  Providing funds for ongoing capital requirements and for working capital.

The completion of the Twangiza and the Namoya arrangements, which both have a targeted closing date of October 15, 2014, is subject to completion of due diligence and the entering into of definitive documentation.

Management Changes

Kevin Jennings will be joining Banro as Senior Vice President and Chief Financial Officer effective September 1, 2014. Kevin has over 20 years’ experience in corporate finance, corporate development, strategy and senior management positions with global mining companies. Most recently, Kevin served as CFO of SUN Gold. Prior to that, he led the successful IPO of African Barrick Gold where he held the role of CFO, and over his career has managed mining international acquisitions, divestitures and project investments worth more than US$10 billion. Kevin has also served in senior corporate roles with Barrick Gold, (Vice President, Corporate Development), Xstrata Nickel, (Director, Business Optimization), Falconbridge (Director, Business Development), and American Racing Equipment (CFO). Kevin is a Chartered Accountant with a BA in Administrative studies (Honours Accounting) from York University and a BA in Economics from the University of Western Ontario.

Also effective September 1, 2014, Donat Madilo, currently Chief Financial Officer, will be appointed by Banro to the role of Senior Vice President, Commercial and DRC Affairs. Donat has been with the Company for over 17 years, including as CFO since 2007, and has played a major and valuable role in the development of Banro from an exploration company to having two producing gold mines in the DRC. In his new role, he will continue to make a significant contribution going forward as Banro’s operations grow in the DRC.

Additional changes to supplement the senior management team are planned.

Corporate Update

Banro also announces the resignation of Matthys J. Terblanche from the Board of Directors, owing to personal circumstances. Mr. Terblanche has agreed to remain available to the Company on a consulting basis. The Company would like to thank Mr. Terblanche for his contribution during his tenure to the development of the Company’s financing plan. The Company has initiated a search for a qualified independent director to serve as his replacement.

Kappes Cassiday and Associates

Banro engaged the services of Kappes Cassiday and Associates (“KCA”) in July (see the Company’s press release dated July 23, 2014), a firm which specializes in the development, engineering and implementation of extractive metallurgical processes for the mining industry, with particular specialist focus on heap leach operations. KCA staff visited site at Namoya at the end of July to assess the current plant and to start to assist in the evaluation and development of options. A central focus of both KCA’s initial evaluation and of management’s prior planning objectives is the introduction of a traditional agglomeration stage, with cement additions, into the Namoya plant circuit. This will allow the opportunity to fully manage the high fines content of the Namoya ore. A suitable agglomeration drum will be procured while the current installed plant continues to be reviewed and optimised. Namoya will continue production during this procurement and parallel evaluation process.

Forward-Looking Guidance

Banro reaffirms previously released production guidance:

For 2014:

Twangiza – 90,000 to 100,000 ounces
Namoya – 25,000 to 30,000 ounces
2014 TOTAL – 115,000 to 130,000 ounces

For 2015:

Twangiza – 110,000 to 120,000 ounces
Namoya 1H 2015 – monthly production of up to 5,000 ounces
Namoya 2H 2015 – monthly production of up to 8,000 ounces

John Clarke, Chief Executive Officer of Banro, stated “We are pleased to be able to reaffirm the guidance on our production that we provided in early July. Once both mines are stabilized, we expect annual gold production from both Twangiza and Namoya to total 200,000 to 220,000 ounces. At this production level we expect cash costs in the range of US$725 to US$825 per ounce and all-in sustaining costs of US$875 to US$975 per ounce.”

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States or to US persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

Gramercy Funds Management LLC is a US$4 billion dedicated emerging markets investment manager based in Greenwich, CT with offices in London, Hong Kong, Singapore, Mexico City, and Buenos Aires. The firm, founded in 1998, seeks to generate superior risk-adjusted returns through a comprehensive approach to emerging markets supported by a transparent and robust institutional platform. Gramercy invests through both alternative and long-only strategies across all asset classes (sovereign USD and local currency debt, investment grade and high yield corporate debt, distressed debt, equity, private equity and special situations). www.gramercy.com.

Cautionary Note Concerning Forward-Looking Statements This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the closing of the Twangiza and Namoya gold sale transactions with the Buyer (the “Gold Sale Transactions”), future gold production and cost estimates, and the anticipated effect of the Financing and Gold Sale Transactions on the Company’s operations and financial condition) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: failure to negotiate and enter into definitive documentation in respect of, or complete, either of the Gold Sale Transactions; the need to satisfy regulatory and legal requirements and other conditions to closing with respect to the Gold Sale Transactions; the fact that the Buyer’s commitment is non-binding and that the Buyer’s continued cooperation will be necessary to complete the Gold Sale Transactions; the possibility that the completion of the Gold Sale Transactions may be delayed, or that the amount or terms of the Gold Sale Transactions may be renegotiated; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; the possibility of accidents, equipment breakdowns or other events resulting in interruptions in production; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802, IR@banro.com, and follow the Company on Twitter @banrocorp.